

# Alex Panelli · 3rd

Investor/Advisor/Entrepreneur

Greater San Diego Area · 500+ connections · **Contact info**

 **Phat Scooters**

 **Arizona State Univer**
**P. Carey School of B**

## Experience



**Board Member**

Phat Scooters · Part-time

Aug 2020 – Present · 1 mo

Phoenix, Arizona, United States

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**Board Member**

Positioning Universal · Part-time

May 2015 – Present · 5 yrs 4 mos


**Positioning Universal**

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**Chair Of The Board Of Directors**

Imajion · Part-time

Feb 2020 – Present · 7 mos

San Diego County, California, United States

Investor and Board Chairman of TedTech Inc. dba IMAJION, an Augmented Reality startup focused on collaboration solutions for select applications and industries including AEC (Architecture/Engineering/Construction), Inspection (bridges, buildings, etc.), Field Maintenance, and Nuclear.



### Principal
Fenix Ventures
Mar 2018 – Present · 2 yrs 6 mos
Scottsdale, AZ

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### Angel Investor
SETnet America Inc.
Dec 2017 – Present · 2 yrs 9 mos

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### Angel Investor (via Tom Fallows' syndicate)
Kinsa
Feb 2017 – Present · 3 yrs 7 mos

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### Board Member
Lantern Messaging · Part-time
Oct 2016 – Present · 3 yrs 11 mos

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### Founder
CLOUDSIGN LLC
Jul 2012 – Present · 8 yrs 2 mos
Palo Alto, CA

Founded this company to develop and commercialize a cellular wireless digital signage platform that I originally conceived in the early 1990s.

www.cloudsignmedia.com        **…see mor**

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### Investor
Scorebird
Jun 2016 – Present · 4 yrs 3 mos
Greater Nashville Area, TN

Investor in innovative real-time scoreboard reporting platform for high school sports.

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### EBV Foundation
9 yrs 3 mos



**Member of the Board of Directors**
Dec 2014 – Present · 5 yrs 9 mos

www.ebvfoundation.org



**Volunteer Advisor**

Jun 2011 – Present · 9 yrs 3 mos

The Entrepreneurship Bootcamp for Veterans with disabilities

The EBV Program offers training in entrepreneurship and small business management to soldiers, sailors, airmen, and Marines wounded while serving or supporting combat ...see mor

Show 5 more experiences ⌄    Show fewer experiences ⌃

## Education



### Arizona State University, W. P. Carey School of Business
MBA
1996 – 1998



### Santa Clara University
BS, Engineering
1987 – 1991

### St. Francis High School

## Skills & Endorsements

**Start-ups** · 51

 Endorsed by **John Ricci and 9 others who are highly skilled at this**

 Endorsed by **3 of Alex's colleagues at Or Media**

**Mobile Devices** · 32

 Endorsed by **Neil Edwards and 2 others who are highly skilled at this**

 Endorsed by **4 of Alex's colleagues at Or Media**

**Strategic Partnerships** · 23

 Endorsed by **Mark Wells and 1 other who is highly skilled at this**

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